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                                                                    EXHIBIT 99.2

                                  NEWS RELEASE


FOR IMMEDIATE RELEASE        CONTACT:    Michael C. Gazmarian
                                         Chief Financial Officer and Treasurer
                                         Insteel Industries, Inc.
                                         336-786-2141, Ext. 3020



             INSTEEL INDUSTRIES, INC. ADOPTS SHAREHOLDER RIGHTS PLAN



MOUNT AIRY, NC -- April 27, 1999 - Insteel Industries, Inc. (NYSE:III), today announced that its Board of Directors has approved the adoption of a Shareholder Rights Plan under which all shareholders of record as of May 17, 1999, will receive rights to purchase shares of a new series of Preferred Stock.

The Rights Plan is designed to enable all Insteel shareholders to realize the full value of their investment and to provide for fair and equal treatment for shareholders in the event that an unsolicited attempt is made to acquire Insteel. The adoption of the Rights Plan is intended as a means to guard against abusive takeover tactics and is not in response to any particular proposal.

The rights will be distributed as a non-taxable dividend and will expire in ten years. The rights will be exercisable only if a person or group acquires 20 percent or more of Insteel's common stock or announces a tender offer for 20 percent or more of the stock.

If a person or group acquires 20 percent or more of Insteel's common stock, all shareholders except the purchaser will be entitled to acquire Insteel stock at a 50 percent discount. The effect will be to discourage acquisitions of more than 20 percent of Insteel stock without negotiations with the Board.

The rights will trade with Insteel common stock, unless and until they are separated upon the occurrence of certain future events. The rights distribution is not taxable to the shareholders. Insteel's Board of Directors may redeem the rights prior to the expiration of a specified period following the acquisition of more than 20 percent of Insteel stock. Additional details regarding the Rights Plan will be outlined in a summary to be mailed to all shareholders following the Record Date.

Insteel Industries manufactures and markets concrete reinforcing products, industrial wire, nails, tire bead wire and welding wire. The company's products are used in construction, industrial, appliance and home furnishings applications.